Designated Filer:	David Barr
Issuer & Ticker Symbol:	Builders FirstSource, Inc. (BLDR)

Date of Event Requiring Statement: January 21, 2010

Exhibit 99.1

Explanation of Responses:

(1) These shares are held directly by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”). The sole general partner of WP IX is Warburg Pincus IX LLC, a New York limited liability company (“WP IX LLC”); Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”), is the sole member of WP IX LLC; Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP LLC; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), manages WP IX. Mr. Barr is a Partner of WP, and a Member and Managing Director of WP LLC. As such, Mr. Barr may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the securities reported as beneficially owned by WP IX. Mr. Barr disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. Mr. Barr does not directly own any shares of Common Stock.

(2) These shares of Common Stock, par value $0.01 per share, of Builders FirstSource, Inc. (the “Company”) were purchased by Building Products, LLC (“Building Products”), pursuant to the provisions of that certain Investment Agreement, dated as of October 23, 2009, by and among JLL Partners Fund V, L.P., WP IX and the Company (as amended, the “Investment Agreement”), upon exercise of subscription rights issued pro rata to holders of the Company’s Common Stock as of the close of business on December 14, 2009, to purchase shares of the Company’s Common Stock at a subscription price of $3.50 per share (the “Rights Offering”) under the basic subscription privilege of the Rights Offering.

(3) WP IX indirectly beneficially owns 21,509,694.5 shares of Common Stock of the Company by virtue of its position as a member of Building Products and pursuant to the Amended and Restated Limited Liability Company Agreement of Building Products, adopted on February 27, 2006, as amended.

(4) These shares of Common Stock of the Company were acquired pursuant to the Investment Agreement, which obligated WP IX to exchange $48.909 million in aggregate principal amount of the Second Priority Senior Secured Floating Notes due 2012 of the Company that it held through JWP LLC (“JWP”). On January 21, 2010, the Company and Wilmington Trust FSB, as exchange agent in the Company’s debt exchange, determined the allocation of shares of the Company’s Common Stock in accordance with the proration required in the debt exchange, and WP IX was notified that it would receive indirect ownership through JWP of 2,534,889.5 shares of the Company’s Common Stock in the debt exchange at an exchange price per share of $3.50, as well as $40,036,886.16 in cash.

(5) WP IX indirectly beneficially owns 2,534,889.5 shares of Common Stock of the Company by virtue of its position as a member of JWP and pursuant to the Amended and Restated Limited Liability Company Agreement of JWP, dated as of August 31, 2009. When aggregated with the 21,509,694.5 shares of Common Stock indirectly beneficially owned by WP IX through Building Products and the 402,841 shares of Common Stock directly beneficially owned by WP IX, Mr. Barr may be deemed to have an indirect pecuniary interest in 24,447,425 shares of Common Stock of the Company.

(6) These subscription rights were exercised by Building Products, at the direction of WP IX, under its basic subscription privilege in the Rights Offering, as described above in Note 2.